Exhibit 99.3

Moxian (BVI) Inc Reports Unaudited Financial Results for the First Half of 2022

Hong Kong, December 30, 2022 (GLOBE NEWSWIRE) – Moxian (BVI) Inc (“Moxian” or the “Company”) (NASDAQ: MOXC), a company engaged in bitcoin mining and related services in the United States, today reported its unaudited financial results for the six months ended June 30, 2022.

In March 2022, we began progressively our bitcoin mining operations in the State of Georgia and Buffalo, New York. Our digital asset mining operations, hosted by third party providers, use specialized computers, known as miners, to generate bitcoin, a digital asset. The Company works with third party hosting partners who operate specialized mining data centres and provide IT consulting, maintenance, and repair work on-site for us.

The primary intent behind operating our mining business is the accumulation of bitcoins, which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs. Given bitcoins finite supply, our target is to mine as many bitcoins as quickly as possible. Unfortunately, because of the fall of the value of bitcoins during this period, our fleet remained largely offline as it was unprofitable to mine given the high electricity costs.

The Company is in a relatively sound financial base as the recurrent overheads are well within control. Once bitcoin mining resumes because of higher market prices, the Company is hopeful that its outlook will be steady.

About Moxian (BVI) Inc

Moxian (BVI) Inc, a company organized in the British Virgin Islands in May 2021, is the surviving company following its merger with Moxian, Inc. in August 2021. Moxian (BVI) Inc operates in the States of New York and Georgia in the U.S.

Forward-Looking Statements

This announcement contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” Believe, “estimate”, “potential”, “continue”, “in progress”, “goal”, “guidance expectations” and similar statements are identified. The company may also include in its periodic reports to the US Securities and Exchange Commission (“SEC”), annual reports to shareholders, press releases and other written materials, as well as oral statements from third parties to the company’s management, directors or employees. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected growth of bitcoin mining industry and Internet media marketing industry; demand and acceptance of the company’s products and services; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the Securities and Exchange Commission. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Wanhong Tan

Chief Financial Officer

+852 9855 6575

yf@abitgrp.com

MOXIAN (BVI) INC.

CONSOLIDATED BALANCE SHEETS

		As of
	Note	June 30, 2022 (Unaudited)	December 31, 2021
ASSETS
Current Assets
Cash and cash equivalents		$5,800,361	$2,507,404
Accounts receivable		649,329	229,708
Prepayments and other receivables	3	531,200	-
Total current assets		6,980,890	2,737,112
Digital assets	4	8,440,422	5,000,000
Vehicles		133,308	-
Miners	5	29,800,000	-
TOTAL ASSETS		45,354,620	7,737,112

LIABILITIES AND SHAREHOLDERS’ EQUITY

Other payables and accruals		$120,523	$1,170,096

Stockholders’ Equity

Preferred stock, $0.001010 par value, authorized; 50,000,000 shares, 5,000.000 shares issued and outstanding as of June 30, 2022 and December 31, 2021		$5,050	$5,050
Common stock, $0.001 par value, authorized: 50,000,000 shares. Issued and outstanding: 35,554,667 shares as of June 30, 2022; 19,554,567 shares as of December 31, 2021.		35,554	19,554
Additional paid-in capital		89,290,193	49,306,193
Accumulated deficit		(44,710,434)	(43,788,360)
Accumulated other comprehensive income		613,734	1,024,579
Total Shareholders’ Equity		45,234,097	6,567,016
Total Liabilities and Shareholders’ Equity		$45,354,620	$7,737,112

MOXIAN (BVI) INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Six Months Ended	Six Months Ended
	June 30, 2022	June 30, 2021
Revenue	$40,422	$216,979
Direct costs of revenue	(15,377)	-
Other operating costs	(161,540)	-

(Loss)/profit from operations	(136,495)	216,979
General and administrative expenses	(785,579)	(2,074,528)
Other income	-	291,923
(Loss)/income before tax	(922,074)	(1,626,898)
Income tax	-	-
Loss after tax	(922,074)	(1,626,898)
Foreign exchange adjustment		(19,245)
Comprehensive loss for the period	$(922,074)	$(1,646,143)

Basic and diluted loss per ordinary share	$(0.026)	$(0.085)
Basic and diluted average number of ordinary shares outstanding	$35,554,667	19,341,529

MOXIAN (BVI) INC.

Unaudited CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Shares		Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Number	Amount	Number	Amount	capital	deficit	income	Total
Balance, June 30, 2021	-	-	16,191,529	$16,191	$40,114,606	$(40,739,748)	$756,950	147,999
Foreign currency translation adjustment	-	-	-	-	-	-	267,629	267,629
Issuance of new ordinary shares for proceeds	-	-	3,150,000	3,150	3,934,350	-	-	3,937,500
Issuance of new ordinary shares for services	-	-	213,148	213	262,287	-	-	262,500
Issuance of new preferred shares	5,000,000	5,050	-	-	4,994,950	-	-	5,000,000
Net loss for the period	-	-	-	-	-	(3,048,612)	-	(3,048,612)

Balance, December 31, 2021	5,000,000	5,050	19,554,677	19,554	49,306,193	(43,788,360)	1,024,579	6,567,016
Foreign currency translation adjustment							(410,845)	(410,845)
Issuance of new ordinary shares for proceeds	-	-	16,000,000	16,000	39,984,000	-	-	40,000,000
Net loss for the period	-	-	-	-	-	(922,074)	-	(922,074)

Balance, June 30, 2022	5,000,000	5,050	35,554,677	35,554	89,290,193	(44,710,434)	613,734	45,234,097

MOXIAN (BVI) INC.

Unaudited CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months	For the Six Months
	Ended	Ended
	June 30, 2022	June 30, 2021
Net loss for the period	922,074	1,626,898
Adjustment to reconcile cash used in operating activities:
Provision for bad debt	-	(1,459,892)
	922,074	167,006
Changes in operating assets and liabilities:
Accounts receivable	419,621	2,172,790
Prepayments and other deposits	531,200	-
Other payables and accruals	1,049,573	997,001
USDC	3,440,422	-
Fixed assets	29,933,308	-
Cash used in operating activities	36,296,198	3,336,797
Cash raised in financing activities:
Proceeds from issue of new ordinary shares	40,000,000	-
	3,703,802	3,336,797
Effect of exchange rates on cash and cash equivalents	410,845	131,349
Net increase in cash and cash equivalents	3,292,957	3,468,146
Cash and cash equivalents, beginning of period	2,507,404	19,402
Cash and cash equivalents, end of period	5,800,361	3,487,548